UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Lixte Biotechnology Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

539319 10 3

(CUSIP Number)

March 20, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 539319 10 3	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS.

Gil N. Schwartzberg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	5.	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,258,697(1)
OWNED BY	6.	SHARED VOTING POWER
EACH
REPORTING		3,334,000(2)
PERSON WITH	7.	SOLE DISPOSITIVE POWER

		5,258,697(1)
	8.	SHARED DISPOSITIVE POWER

		3,334,000(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

8,592,697
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(3)

16.20%
12.	TYPE OF REPORTING PERSON

IN

1 Includes (1) 2,258,697 shares of common stock, and (2) options to purchase up to 3,000,000 shares of common stock pursuant to consulting agreements, as amended, between Mr. Schwartzberg and the Issuer.

2 Includes (1) 2,334,000 shares of common stock and (2) options to purchase up to 1,000,000 shares of common stock.

3 Based on 50,605,814 shares of common stock outstanding comprised of 46,605,814 shares outstanding as of April 30, 2015, as reflected in the Issuer’s Form 10-Q for the quarter ended March 31, 2015, and 4,000,000 shares subject to options.

CUSIP NO. 539319 10 3	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS.

Debbie Schwartzberg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	5.	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,504,845(1)
OWNED BY	6.	SHARED VOTING POWER
EACH
REPORTING		3,334,000(2)
PERSON WITH	7.	SOLE DISPOSITIVE POWER

		3,504,845(1)
	8.	SHARED DISPOSITIVE POWER

		3,334,000(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

6,838,845
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(3)

14.07%
12.	TYPE OF REPORTING PERSON

IN

(1) Includes (1) 2,504.85 shares of common stock and (2) options to purchase up to 1,000,000 shares of common stock.

(2) Includes (1) 2,334,000 shares of common stock and (2) options to purchase up to 1,000,000 shares of common stock.

(3) Based on 48,605,814 shares of common stock outstanding comprised of 46,605,014 shares outstanding as of April 30, 2015, as reflected in the Issuer’s Form 10-Q for the quarter ended March 31, 2015, and 2,000,000 shares subject to options.

CUSIP NO. 539319 10 3	Page 4 of 6 Pages

Item 1(a). Name of Issuer.

The name of the issuer is Lixte Biotechnology Holdings, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 248 Route 25A, No. 2, East Setauket, New York 11733.

Item 2(a). Name of Person Filing.

The names of the individuals are Gil N. Schwartzberg and Debbie Schwartzberg (each a “Reporting Person” and, collectively, the “Reporting Persons”). The Reporting Persons are husband and wife and hold the shares reported in Rows 5 & 7 of their respective cover pages as separate property.

Item 2(b). Address of Principal Business Office, or, if None, Residence.

The address of Gil N. Schwarzberg is 269 South Beverly Drive, No. 1315, Beverly Hills, California 90212.

The address of Debbie Schwarzberg is 269 South Beverly Drive, No. 1315, Beverly Hills, California 90212.

Item 2(c). Citizenship.

Gil N. Schwartzberg is a United States citizen.

Debbie Schwartzberg is a United States citizen.

Item 2(d). Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, $0.0001 par value per share (the “Common Stock”).

Item 2(e). CUSIP No.

The CUSIP number is 539319103.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act

(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940

(e)	[ ]	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)	[ ]	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g)	[ ]	Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)

(h)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

CUSIP NO. 539319 10 3	Page 5 of 6 Pages

Item 4. Ownership.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover pages and is incorporated herein by reference.

As of May 20, 2015, Gil N. Schwartzberg was the beneficial owner of 8,592,697 shares of common stock. Mr. Schwartzberg owns approximately 16.20% of the shares of Common Stock outstanding, based on 50,605,814 shares of common stock outstanding, which is the sum of the 46,605,814 shares reported to be outstanding on the Issuer’s Form 10-Q for the quarterly period ended March 31, 2015 and 4,000,000 shares subject to options. Mr. Schwartzberg has the sole power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, 5,258,697 shares.

As of May 20, 2015, Debbie Schwartzberg was the beneficial owner of 6,838,845 shares of common stock. Dr. Schwartzberg owns approximately 10.47% of the shares of Common Stock outstanding, based on 48,605,814 shares of Common Stock outstanding, which is the sum of the 46,605,814 shares reported to be outstanding on the Issuer’s Form 10-Q for the quarterly period ended March 31, 2015 and 2,000,000 shares subject to options. Dr. Schwartzberg has the sole power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, 3,504,845 shares.

The 3,334,000 shares reported in Rows 6 and 8 for each Reporting Person are held in two separate trusts, with respect to which Mr. Schwartzberg and Dr. Schwartzberg are co-trustees. The first trust holds 1,184,000 shares of common stock and options to purchase 500,000 shares. The second trust holds 1,150,000 shares of common stock and options to purchase 500,000 shares. Mr. Schwartzberg and Dr. Schwartzberg share the power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, the 3,334,000 shares held by the two trusts.

Each Reporting Person disclaims beneficial ownership, as such term is defined under Rule 13d-3, of the securities reported by the other Reporting Person in Rows 5 & 7 of the respective cover pages.

Item 5. Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 539319 10 3	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2015

/s/ Gil N. Schwartzberg
Gil N. Schwartzberg

Dated: June 5, 2015

/s/ Debbie Schwartzberg
Debbie Schwartzberg